Date:           March 12, 2009

VIA EDGAR

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
100 F Street. N.E.
Washington, D.C. 20549-6010

Re:	Sino Gas International Holdings, Inc.
Form 10-KSB/A for the fiscal year Ended December 31, 2007 Filed December 29, 2008 Response Letter Dated December 29, 2008 File No. 000-51364

Dear Ms. Jenkins:

On behalf of Sino Gas International Holdings, Inc. ( the “Company” or “Sino Gas”), we hereby submit this response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff's letter, dated February 6, 2009, with respect to Form 10-KSB/A (the “Form 10-KSB/A”).  We set out each of the Staff’s comments first, as followed by each of our responses.  Please also find attached to this letter a revised Statement of Cash Flow for year ended Dec. 31, 2007 and 2006 and footnotes 10 (Capital Stock) and 16 (Acquisitions).

We understand and agree that:

•	Sino Gas is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff’s comment or changes to disclosure in response to Staff’s comment in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Sino Gas may not assert Staff’s comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Consolidated Statements of Cash Flow, page F-8

1.
We note your response to comments 5 of our letter dated September 5, 2008. Please tell us to whom the cash payments were made and what, specifically, was acquired. If the payments were to minority interest-holders to purchase the remaining interests that were not already owned by Sino Gas, it appears to us the payments should be presented separately as investing activities pursuant to paragraph 17. b. of SFAS 95.

Response

In response to Commission’s Comment, we have revised the consolidated financial statements on page F-8, Statement of Cash Flows, of Form 10-KSB/A.

On December 13, 2006, the Company, through its Beijing Gas subsidiary, acquired all the capital stock of Zhanggiakou City Xiahuayuan Jinli Gas Co., Ltd. from Jieli Ma and Wei Zhang for a purchase price of RMB 2,000,000 (approximately $258,000) in cash.           Jieli Ma and Wei Zhang were individual shareholders who originally owned 100% equity of Zhanggiakou City Xiahuayuan Jinli Gas Co., Ltd. Jieli Ma and Wei Zhang were spouses, and both of them did not have any relationship with the Company.

On December 13, 2006, Beijing Gas acquired all the capital stock of Yuxian Jinli Gas Co., Ltd. from Jieli Ma and Wei Zhang for a purchase price of RMB 9,500,000 (approximately $1,227,000) in cash. Jieli Ma and Wei Zhang were individual shareholders who originally owned 100% equity of Yuxian Jinli Gas Co., Ltd.

There was no minority interest transaction involved in these two acquisitions.

The following tables are the condensed balances of Xiahuayuan Jinli Gas and Yuxian Jinli Gas as of December 13, 2006

Xiahuayuan Gas and Yuxian Gas
Condensed Balance Sheets
As of December 13, 2006

Assets	Xiahuayuan	Yuxian	Total
Current Assets
Other receivables	$-	$2,689	$2,689
Non-Current Assets
Property, plan, & equipment, net	287,197	885,091	1,172,288
Construction in Progress	-	347,683	347,683
Total Assets	$287,197	$1,235,464	$1,522,661

	Xiahuayuan	Yuxian	Total
Liabilities
Current liabilities
Accounts payable	$-	$27,863	$27,863
Tax Payable	10,219	439	10,658
Other payables	463	1,616	2,079
Total Liabilities	10,682	29,918	40,600

Net Assets	$276,515	$1,205,546	$1,482,061

			Goodwill /
	Acquisition Price	Net Assets	(Assets write down)
Xiahuayuan Gas	$258,000	$276,515	$(18,515)
Yuxian Gas	1,227,000	1,205,546	21,454
Total	$1,485,000	$1,482,061	$2,939

Note 10. Capital Stock, page F-28

2.
We note from your response to comment 10 of our letter dated September 5, 2008, that you received gross cash proceeds from private placement transactions of $3,000,000 on May 15, 2007 and $18,766,700 on September 13, 2007. However, we could not reconcile the cash flows described on page F-30 with your cash flow from financing activities in your consolidated statement of cash flows on page F-8. Please address the following related to your capital activity:

a)	Present your financing cash flows on page F-8 on a gross basis, rather than netting payments and proceeds;
b)	Disclose in Note 10 the net proceeds received and the nature of the costs that resulted in a reduction of gross proceeds; and
c)	Disclose the significant terms (i.e., strike price, contractual life) found in your outstanding warrants.

Response
In response to Commission’s Comment, we have revised the consolidated financial statements on page F-8, Statement of Cash Flows, and footnote disclosure 10 on page 31-32 of Form 10-KSB/A.

Note 16, Acquisitions, page F-40

3.
We note that you provided condensed balance sheets to us in your response to comment 12 of our letter dated September 5, 2008. Please expand your footnotes to disclose the following for each acquisition during 2007;

a)	a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity, pursuant to paragraph 51.e. of SFAS 141; and
b)	the total amount assigned to each major intangible asset class (for example, franchise rights) and goodwill, pursuant to paragraph 52 of SFAS 142.

In addition, tell us why the purchase allocation did not include intangible assets such as land use rights or franchise rights.

Response

In response to Commission’s Comment, we have revised the consolidated financial statements on page 42, footnote disclosure 16 of Form 10-KSB/A.

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identifiable and separately recognizable. Specific to the acquisitions of Chenguang Gas Co., Ltd. and Guannan Gas Co., Ltd. (“the Acquiree”) by Sino Gas International Holdings Inc. (“the Company”), the Company believes the following characteristics are embodied in the recognized goodwill: (A) the fair value of the going concern element of the Acquiree’s existing business, and (B) the synergies that have come from the combination of the businesses as part of the Company.  A more detailed discussion follows:

A.	Fair Value of the Going Concern Element:

1.
Chenguang Gas Co., Ltd. and Guannan Gas Co., Ltd have loyal customers.  There is great value from the customer loyalty.  It highly unlikely for those existing customers to discontinue services provided by the Acquiree post acquisition.

2.
There is value to the barriers to entry to the Acquiree’s market from both a legal and practical standpoint.  The Acquiree are entrenched in localities where market dynamics highly discourage the entrance of competitors.

3.	Chenguang Gas Co., Ltd. and Guannan Gas Co., Ltd had very strong relationship with local governments, and local suppliers.

a)
Strong relationships with local governments are imperative to the success of being a natural gas supplier.  For example, natural gas providers need to dig up roads and lay pipelines.  There is significant coordination between the local fire department, police department, city inspectors, and the company in order to safely install pipelines and gas stations.  A poor working relationship with government would definitely hinder the success and completion of a project.

b)	Good relationships with local suppliers can lead to valuable control over costs and good services. Developing valuable relationships with vendors does not happen overnight.

By purchasing entire companies, and its business, as is the case with the acquisitions of Chenguang Gas Co., Ltd. and Guannan Gas Co., Ltd., those valuable relationships remain with the entire Company as a whole.

4.	Value of the expertise in the personnel brought over in the acquisition.

The Company not only acquired a business, but also acquired a group of talents with broad range of experiences, and well-trained workforce, who can help the Company in the long run.

B.	Synergies

As result of a being a combined entity the Company will realize synergies in its existing operations and in its plans for future expansion.

1.	Relationships with local government, local suppliers, and local customers

The Company as a combined entity will have a larger national footprint which from the standpoint of dealing with local government and local suppliers will result in strong negotiating power and broader spectrum of insight on the industry which will lead to an improvement of cost control and quality of service, which in turn will only serve to increase customer loyalty as well as attract new customers.  The Company expects to thrive and grow post acquisition.

2.	Cost Synergy Across the Entire Company

As aforementioned, as a combined entity, controls over local costs are expected to improve.  In fact, the Company should be able to improve costs controls across its entire footprint because with a larger gas distribution network, the Company will be able to leverage its bargaining power across the board when negotiating price, service and delivery.

The combined companies will also have better and more efficient internal operation.  The Company would be able to better to allocate and share the resources.

The Company expects to realize economies of scale as a combined entity.

3.	Intellectual Synergies

As mentioned above, the Company was able to retain valuable personnel of the Acquiree to allow the acquired business to continue as a profit center; furthermore, those acquired personnel now add to the entire knowledgebase of the Company as whole.  When brilliant minds of the individual entities come together and form a larger entity, there is now a forum for the exchange of priceless ideas and industry experience that will only add to the success of the combined Company.

4.	Realization of Market Potential

By acquiring those two entities, the Company enhanced its presence in the industry. With an enlarged gas distribution network the Company is able to boost its credibility.  The acquisition made the Company bigger and better.  It will definitely help the Company to obtain new customers, increase its market share, and further capitalize on opportunities in the market.

Nevertheless, on a go forward basis, the Company will look closely to evaluate intangible assets to determine if they are standalone or inherently tied to the business.

****

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely,

/s/ Yuchuan Liu

Mr. Yuchuan Liu
Chief Executive Office

enclosure (revised statement of cash flow and footnotes 10 and 16)

SINO GAS INTERNATIONAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in U.S. Dollars)

Cash Flow from Operating Activities	2007	2006
Net Income	$7,707,370	$5,073,289
Depreciation expense	1,301,480	155,374
Amortization expense	323,815	-
Loss/(gain) on disposal of discontinued operation	(10,950)	-
Withdraw/(invested) in restricted time deposits	2,645,621	(3,124,541)
Decrease/(increase) in accounts and other receivables	(2,390,699)	109,201
Increase in inventory	(56,183)	-
Increase in prepaid expenses	(178,501)	-
Increase in accounts and other payables	3,724,740	407,184
Cash Sourced/(Used) in Operating Activities	13,066,694	2,620,507

Cash Flows from Investing Activities
Cash paid for acquisitions	(4,337,000)	(1,485,000)
Proceeds from the sale of Anping Weiye	422,280	-
Investment in equity	(1,479,611)	(495,651)
Purchase of property, plant, and equipment	(10,644,532)	(6,366,540)
Purchase of goodwill	(1,513,348)	(21,454)
Purchase of other intangible asset	(380,886)	(20,565)
Increase in construction in progress	(6,215,626)	(1,208,896)
Cash Sourced/(Used) in Investing Activities	(24,148,723)	(9,598,106)

Cash Flows from Financing Activities
Proceeds from bank borrowing	48,163	2,600,574
Proceeds from issuance of preferred stock B & warrants	-	9,281,600
Proceeds used to purchase Shell	-	(675,000)
Cost for issuance of preferred stock B & warrants	-	(1,345,764)
Proceeds from conversion of warrants J	3,000,000	-
Cost for conversion of warrants J	(412,241)	-
Proceeds from issuance of common stock	18,766,700	-
Proceeds used to purchase back warrants A & B	(3,500,000)	-
Cost for issuance of common stock	(1,473,833)	-
Cash Sourced/(Used) in Financing Activities	16,428,788	9,861,410

Net increase in cash & cash equivalents for the year	5,346,760	2,883,811
Cash received from acquisitions of Chenguang & Guannan	485,860	-
Effect of currency translation on cash and cash equivalents	1,444,297	183,668
Cash & cash equivalents at the beginning of year	3,638,673	571,194
Cash & cash equivalents at the end of year	$10,915,590	$3,638,673

Supplementary cash flow information
Interest received	$149,270	$-
Interest paid	$197,959	$78,237
Income tax paid	$774,555	$615,694

SINO GAS INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in U.S. Dollars)

10.           CAPITAL STOCK

Financing Transactions

On September 7, 2006, the Company entered into a stock purchase transaction with Vision Opportunity Master Fund, Ltd., SEI Private Trust Co., and Coronado Capital Partners LP by issuing  2,509,782 shares of series B convertible preferred stock for an aggregate of $6,876,800 in gross cash proceeds. Pursuant to the Purchase Agreement, 2,509,782 Series A Warrants, 1,254,891 Series B Warrants, 2,284,651 Series J Warrants, 2,284,651 Series C Warrants and 1,142,326 Series D Warrants were issued to the private placement investors. Simultaneously, 635,822 shares of series B convertible preferred stock and 241,708 Series A Warrants were issued to the placement agent Kuhns’ Brother. Among the gross proceeds of $6,876,800, $675,000 was used to purchased the Shell, Dolce Ventures, Inc. (Legal acquirer, accounting acquiree), $673,786 was reimbursed to the placement agent Kuhns’ Brother, and $426,978 was paid for legal counsel expense. The Company received $5,101,036 net proceeds.

On October 20, 2006, the Company entered into another stock purchase transaction with Vision Opportunity Master Fund, Ltd., Nite Capital LP, and Ijaz Malik by issuing 877,664 shares of series B convertible preferred stock for an aggregate of $2,404,800 in gross cash proceeds. Pursuant to the Purchase Agreement, 877,664 Series A Warrants, 438,833 Series B Warrants, 798,938 Series J Warrants, 798,938 Series C Warrants and 399,469 Series D Warrants were issued to the private placement investors. Simultaneously, $235,000 of gross proceeds were reimbursed to the private placement agent and $10,000 of gross proceeds were paid to transfer agent respectively. The Company received $2,159,800 net proceeds.

On May 15, 2007, Vision Opportunity Master Fund, Ltd. exercised 1,094,891 shares of Series J Warrants at $2.74 per share. The Company received $3,000,000 cash gross proceeds. In consideration of exercise of Series J Warrants, 1,094,891 new Series E Warrants and 109,489 Series G Warrants were issued to Vision and placement agent Kuhns’ Brother respectively. Pursuant to the financial advisory agreement between the Company and the placement agent Kuhns’ Brother, the Company totally reimbursed $268,868 of the gross proceeds to placement agent. $146,374 was paid for legal counsel expense. The Company received $2,587,759 net proceeds.

On September 7, 2007, the Company entered into a securities purchase agreement with a series of private placement investors leading by Vision Opportunity Master Fund, Ltd. for a sale of 8,340,762 shares of the Company’s common stock. The Company generated an aggregate of $18,766,700 gross proceeds. Simultaneously, the Company entered into a Warrant Purchase Agreement, Amendment and Waiver (“WPA”) with the holders of its outstanding Warrants and Series B Preferred Stock, who acquired those securities by private placement in September and October of 2006. Pursuant to the WPA, all of the Series A and Series B Warrants issued in 2006 were purchased back by the Company for $3,500,000; the exercise price of Series C Warrants was changed to $3.375; all of the Series D Warrants was purchased for a purchase price of issuing additional 770,897 shares of Series B preferred Stock; all of the outstanding Series J and Series E Warrants were cancelled; additional 271,074 Series F Warrants and 271,074 Series R Warrants were issued respectively. Among the $18,766,700 cash gross proceeds, $3,500,000 was used to purchase back the Series A and Series B Warrants issued in 2006 from private placement investors; $1,241,805 was reimbursed to the placement agent Roth Capital, including the out-of-pocket expenses, and $232,028 was paid for legal counsel expense. The Company received $13,792,867 net proceeds.

SINO GAS INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in U.S. Dollars)

	Financial Transactions
	9/7/2006	10/20/2006	5/15/2007	9/7/2007
Gross proceeds	$6,876,800	$2,404,800	$3,000,000	$18,766,700
Used to purchase Shell	(675,000)	-	-	-
Commission to Placement Agent	(673,786)	(235,000)	(265,867)	(1,241,805)
Legal counsel expense	(426,978)	-	(146,374)	(232,028)
Paid to Transfer Agent	-	(10,000)	-	-
Used to purchase Warrants A & B	-	-	-	(3,500,000)
Net proceeds	$5,101,036	$2,159,800	$2,587,759	$13,792,867

The following table depicts the issued and outstanding shares of Common Stock, Preferred Stock, and Warrants at December 31, 2007.

	Authorized Shares	Shares issued and outstanding
Common Stock	250,000,000	24,877,271
Convertible Preferred Stock A	10,000,000	-
Convertible Preferred Stock B	5,000,000	4,971,859
Convertible Preferred Stock B-1	3,000,000	95,418

	Strike Price	Contractual Life	Expiration Date	Shares issued and outstanding	Weighted Average Fair Value
Series A Warrants	3.84	60 Months	9/6/2011	241,708	0.70
Series C Warrants	3.38	60 Months	9/6/2011	3,083,589	0.81
Series F Warrants	4.84	36 Months	9/6/2010	271,074	0.20
Series G Warrants	3.84	48 Months	9/6/2011	109,489	0.44
Series R Warrants	4.84	36 Months	9/6/2010	271,074	0.20
Outstanding Option	3.00	48 Months	11/1/2010	100,000	0.92

SINO GAS INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in U.S. Dollars)

The Company used the Black-Scholes model to calculate the values of Warrants. The following shows the assumptions that were employed in the model:

	Warrants A	Warrants C	Warrants F	Warrants G	Warrants R	Outstanding Option
Weighted-average fair value of warrants	0.70	0.81	0.20	0.44	0.20	0.92
Strike price	$3.84	$3.38	$4.84	$3.84	$4.84	$3.00
Risk-free interest rate	4.18%	4.18%	4.18%	4.18%	4.18%	4.18%
Expected volatility	40.00%	40.00%	40.00%	40.00%	40.00%	40.00%
Years to maturity	5.00	5.00	3.00	4.00	3.00	4.00

SINO GAS INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in U.S. Dollars)

16.  ACQUISITIONS

The company had two acquisitions during 2006 consisting of the purchase of (1) Zhanggiakou City Xiahuayuan Jinli Gas Co., Ltd., and (2) Yuxian Jinli Gas Co., Ltd.

On December 13, 2006, the Company, through its Beijing Gas subsidiary, acquired all the capital stock of Zhanggiakou City Xiahuayuan Jinli Gas Co., Ltd. from Jieli Ma and Wei Zhang for a purchase price of RMB 2,000,000 (approximately $258,000) in cash. Jieli Ma and Wei Zhang were individual shareholders who originally owned 100% equity of Zhanggiakou City Xiahuayuan Jinli Gas Co., Ltd. Jieli Ma and Wei Zhang were spouses, and both of them did not have any relationship with the Company.

On December 13, 2006, Beijing Gas acquired all the capital stock of Yuxian Jinli Gas Co., Ltd. from Jieli Ma and Wei Zhang for a purchase price of RMB 9,500,000 (approximately $1,227,000) in cash. Jieli Ma and Wei Zhang were individual shareholders who originally owned 100% equity of Yuxian Jinli Gas Co., Ltd. There was no minority interest transaction involved in the 2006 acquisitions.

The following tables are the condensed balance sheets of Xiahuayuan Jinli Gas and Yuxian Jinli Gas as of December 13, 2006

Xiahuayuan Gas and Yuxian Gas
Condensed Balance Sheets
As of December 13, 2006

Assets	Xiahuayuan	Yuxian	Total
Current Assets
Other receivables	$-	$2,689	$2,689
Non-Current Assets
Property, plan, & equipment, net	287,197	885,091	1,172,288
Construction in Progress	-	347,683	347,683
Total Assets	287,197	1,235,464	1,522,661

Liabilities
Current Liabilities
Accounts payable	-	27,863	27,863
Tax Payable	10,219	439	10,658
Other payables	463	1,616	2,079
Total Liabilities	10,682	29,918	40,600

Net Assets	$276,515	$1,205,546	$1,482,061

SINO GAS INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in U.S. Dollars)

			Goodwill /
	Acquisition Price	Net Assets	(Assets write down)
Xiahuayuan Gas	$258,000	$276,515	$(18,515)
Yuxian Gas	1,227,000	1,205,546	21,454
Total	$1,485,000	$1,482,061	$2,939

The Company had three acquisitions during 2007 consisting of the purchase of (1) Beijing Chenguang Gas Co., Ltd., (2) Guannan Weiye Gas Co., Ltd., and (3) certain assets of Baishan Gas Co., Ltd.

On January 15, 2007, Beijing Gas entered into a stock transfer agreement with the shareholders of Beijing Chenguang Gas Ltd., Co., a limited liability company organized under the laws of the PRC, under which Beijing Gas would acquire all the capital stock of Beijing Chenguang for a purchase price of RMB 26 million (approximately $3.35 million) in cash. Upon consummation of the transactions contemplated by that agreement, Beijing Chenguang would become a wholly-owned subsidiary of Beijing Gas. Beijing Chenguang is primarily engaged in the development, transfer and licensing of technologies used in natural gas purification, compression and transportation, as well as the installation of natural gas equipment and the supply of natural gas.

On June 20, 2007, the Company, through its Beijing Gas subsidiary, acquired 100% interests in Guannan Weiye Gas Co., Ltd. for RMB 7,000,000 (approximately $987 thousand) by cash, among which $562,968 was used to settle Guannan Gas’ outstanding loans, so that Guannan Gas became a wholly-owned subsidiary of the Company. Guannan Gas is a regional natural gas distributor and developer of natural gas distribution networks in China’s Jiangsu Province. The acquisition of Guannan includes all of the assets and customer relationships of Guannan Gas, including concession rights to be the exclusive natural gas distributor in Guannan County, Jiangsu Province, for a period of 30 years beginning from June 29, 2007.

On July 9, 2007, the Company purchased certain assets of Baishan Gas Co., Ltd., a regional distributor and developer of distribution networks for natural gas in Jilin Province, for a price of RMB 7,000,000 (approximately $921 thousand). Under the asset purchase agreement, the Company was responsible for paying outstanding debts of Baishan Gas Co., Ltd. for $4,000,000, which was due in periodic installments through the year 2030.

SINO GAS INTERNATIONAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in U.S. Dollars)

The following tables are the condensed balance sheets of Chenguang Gas and Guannan Gas as of December 31, 2006.

Chenguang Gas and Guannan Gas
Condensed Balance Sheets
As of December 31, 2006

Assets	Chenguang	Guannan	Total
Current Assets
Cash and cash equivalent	$484,653	$1,207	$485,860
Other receivables	533,501	-	533,501
Inventory	89,806	61,987	151,793
Non-Current Assets
Property, plan, & equipment, net	2,569,684	537,953	3,107,637
Construction in progress	713,119	-	713,119
Total Assets	4,390,762	601,147	4,991,909

Liabilities
Current Liabilities
Loans	255,836	562,968	818,804
Other payables	1,911,214	1,207	1,912,421
Total Liabilities	2,167,050	564,175	2,731,225

Net Assets	$2,223,712	$36,972	$2,260,684

	Acquisition Price	Proceeds used to settle loans	Net Assets	Goodwill
Chenguang Gas	$3,350,000	$-	$2,223,712	$1,126,288
Guannan Gas	987,000	562,968	36,972	387,060
Total	$4,337,000	$562,968	$2,260,684	$1,513,348